UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ RYUTARO KUSAMA
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice concerning Change of Subsidiary

Tokyo, March 10, 2006 — Mitsubishi UFJ Financial Group, Inc. (MUFG; President & CEO: Nobuo Kuroyanagi) hereby announces that its special purpose companies named MUFG Capital Finance 1 Limited, MUFG Capital Finance 2 Limited and MUFG Capital Finance 3 Limited, which were established in February, 2006 for the purpose of the issuance of preferred securities (“Non-dilutive Preferred Securities”), and the special purpose companies of MUFG’s consolidated subsidiary The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU; President: Nobuo Kuroyanagi) named BTMU Preferred Capital 1 Limited, BTMU Preferred Capital 2 Limited and BTMU Preferred Capital 3 Limited, which were established in the same month, will increase their capital stock. As a result, each of MUFG Capital Finance 1 Limited and BTMU Preferred Capital 1 Limited will become a Specified Subsidiary (Tokutei Kogaisha) of MUFG. The number of voting rights of each special purpose company directly or indirectly held by MUFG, and the percentage of such rights against the total number of voting rights, will not change because the Non-dilutive Preferred Securities to be issued by each special purpose company are non-voting securities.

1. Reason for the change

MUFG and BTMU each hold all of the common shares of their respective special purpose companies mentioned above. Due to the payment for Non-dilutive Preferred Securities, which is scheduled to occur on March 17, 2006, the amount of capital stock of MUFG Capital Finance 1 Limited and BTMU Preferred Capital 1 Limited is expected to exceed 10% of the amount of capital stock of MUFG. Therefore, each of the special purpose companies is expected to become a Specified Subsidiary of MUFG.

2. Profile of the Subsidiaries

(1) Special purpose companies established by MUFG

Issuer	MUFG Capital Finance 1 Limited	MUFG Capital Finance 2 Limited	MUFG Capital Finance 3 Limited
Location	M&C Corporate Services Limited, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies
Date of change	March 17, 2006
Details of business	Issuance of Non-dilutive Preferred Securities
Closing date of fiscal year	January 24 of each year
Number of directors and employees	Three directors, no employees
Capital stock	US$2,305,000,000	€755,000,000	¥120,000,500,000
Total outstanding shares and preferred securities (Issue price per Share / Security)	5,000,000 Common Shares (US$1 per share) 2,300,000 Preferred Securities (US$1,000 per security)	5,000,000 Common Shares (€1 per share) 750,000 Preferred Securities (€1,000 per security)	500,000 Common Shares (¥1,000 per share) 12,000 Preferred Securities (¥10,000,000 per security)
Shareholders	Common shares: 100% owned by MUFG Preferred Securities: 100% owned by entities other than MUFG

(2) Special purpose companies established by BTMU

Issuer	BTMU Preferred Capital 1 Limited	BTMU Preferred Capital 2 Limited	BTMU Preferred Capital 3 Limited
Location	M&C Corporate Services Limited, Ugland House, South Church Street, P.O. Box 309, George Town, Grand Cayman, Cayman Islands, British West Indies
Date of change	March 17, 2006
Details of business	Issuance of Non-dilutive Preferred Securities
Closing date of fiscal year	January 24 of each year
Number of directors and employees	Three directors, no employees
Capital stock	US$2,350,000,000	€790,000,000	¥120,007,000,000
Total outstanding shares and preferred securities (Issue price per Share / Security)	50,000,000 Common Shares (US$1 per share) 2,300,000 Preferred Securities (US$1,000 per security)	40,000,000 Common Shares (€1 per share) 750,000 Preferred Securities (€1,000 per security)	7,000,000 Common Shares (¥1,000 per share) 12,000 Preferred Securities (¥10,000,000 per security)
Shareholders	Common shares:100% owned by BTMU Preferred Securities:100% owned by entities other than BTMU

Contact:

Mitsubishi UFJ Financial Group, Inc.

Financial Planning Division

Tel: 81-3-3240-2911

This notice with regard to changes in the subsidiaries is published in order to publicly announce specific facts relating to the change, and does not constitute a solicitation of investment or any similar act, in or outside of Japan. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the preferred securities in any state in the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state in the United States.